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                                                                       EXHIBIT 4

                        EXPENSE REIMBURSEMENT AGREEMENT

          THIS EXPENSE REIMBURSEMENT AGREEMENT, dated as of November 24, 1998 (this "Agreement"), by and between Axsys Technologies, Inc. (the "Company") and Stephen W. Bershad.

     WHEREAS, the Board of Directors of the Company (the "Board") has received a proposal (the "Proposal") from Mr. Bershad, the Chairman and Chief Executive Officer of the Company and the beneficial owner of approximately 31% of the outstanding shares of Common Stock of the Company, for the acquisition by Mr. Bershad, or an entity controlled by him, of all of the outstanding shares of Common Stock of the Company not beneficially owned by him for $15.00 per share payable in cash; and

     WHEREAS, Mr. Bershad has indicated that his willingness to proceed with the transactions contemplated by the Proposal is conditioned upon the agreement of the Company to reimburse Mr. Bershad for all costs and expenses, including reasonable legal fees and expenses, incurred by him in proceeding with the Proposal.

     WHEREAS, the Board believes that it is in the interests of the Company and its shareholders for Mr. Bershad to proceed with the Proposal; and

     WHEREAS, the Board in its entirety and, in addition, the members of the Board constituting the Special Committee for purposes of reviewing the Proposal, has authorized and empowered the officers of the Company to cause the Company to enter into this agreement with Mr. Bershad providing for the payment or reimbursement of all costs and expenses as provided herein:

     NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows.

          The Company hereby agrees to pay, or reimburse Mr. Bershad for the payment of, all costs and expenses, including reasonable legal fees and expenses, incurred by or on behalf of Mr. Bershad in connection with the Proposal and the transactions contemplated thereby; provided that in no event shall the Company be obligated to pay an aggregate amount in excess of $300,000 hereunder. The payments to be made or reimbursed hereunder shall be made promptly by the Company upon receipt by the Company of evidence of the incurrence of such expenses, such evidence to be reasonably satisfactory to the Company.

          This Agreement and the obligations of the parties hereunder shall terminate on the earlier of (i) the date Mr. Bershad advises the Company in writing of the abandonment of the transactions contemplated by the Proposal (subject to the Company's obligation to pay any and all expenses provided for hereunder and incurred by or on behalf of Mr. Bershad in connection with the Proposal up to and including the date of such abandonment) and (ii) the execution of a definitive agreement relating to the transactions contemplated by the Proposal.

          This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.


          IN WITNESS WHEREOF, the undersigned have caused this Expense Reimbursement Agreement to be duly executed and delivered as of the 24th day of November, 1998

                                       /s/ Stephen W. Bershad
                                      _________________________________________
                                                   Stephen W. Bershad

                                      AXSYS TECHNOLOGIES, INC.


                                      By:  /s/ David L. Concannon
                                          ____________________________________
                                           David L. Concannon
                                           Vice President